

January 27, 2014

<u>Via E-mail</u>
Robert F.X. Sillerman
Chief Executive Officer
Viggle Inc.
902 Broadway, 11th Floor
New York, NY 10010

   Re: **Viggle Inc.**
     Preliminary Information Statement Filed on Schedule 14C
     Filed January 10, 2014
     File No. 001-35620

Dear Mr. Sillerman:

   We have limited our review of your filing to those issues we have addressed in our comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

<u>Security Ownership of Certain Beneficial Owners and Management, page 17</u>

1. Please revise to disclose the natural person(s) that have sole or shared investment or voting power over the shares held by Adage Capital Management, L.P., DAG Ventures Management III, LLC, Accel IX, L.P., and Frazier Technology Ventures II, L.P. Briefly describe the scope of the proxy authority provided by DAG, Accel and Frazier. With a view to disclosure, tell us why those shares are not included in Mr. Sillerman's ownership disclosed in the table.

Action No. 3

Approval and Adoption of Amendment to Certificate of Incorporation to Effect a Reverse Stock Split, page 23

2.   To highlight the impact of the changes in capital structure, please consider adding a table that compares the number of authorized shares, the number of issued and specifically reserved shares, and the number of unreserved shares available for future issuances, before and after the reverse split.

3.   Please describe the relationship of the change in capital structure with the proposed offering that is the subject matter of the registration statement you filed on January 10, 2014 and briefly discuss the contemplated offering.

4.   Please discuss the potential dilution to existing stockholders that may occur as a result of issuances of authorized shares, after implementation of the proposed changes in capital structure.

5.   Please confirm that you will conform to the requirements of Rule 10b-17(b) with respect to the reverse split.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or the undersigned at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-mail
        Dennis J. Block, Esq.
        Greenberg Traurig, LLP